SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number: 0-30320

TRINTECH GROUP PLC

(Translation of registrant’s name into English)

Trintech Group PLC

Block C, Central Park

Leopardstown

Dublin 18, Ireland

(Address of principal executive offices)

Company contact is:

Joseph Seery

Block C, Central Park

Leopardstown

Dublin 18, Ireland

Tel: +353 1 293 9840

Fax: +353 1 293 9841

Email: joseph.seery@trintech.com

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Trintech Group PLC

Form 6-K

Table of Contents

On November 29, 2010, Trintech Group PLC announced the results from the court and EGM meetings held on such date where resolutions regarding the acquisition for cash of the Company by Cerasus II Limited by means of a scheme of arrangement were passed by overwhelming majority in a press release, a copy of which is attached hereto as Exhibit 99.12 and incorporated herein by this reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINTECH GROUP PLC

By:	/S/ JOSEPH SEERY
Joseph Seery
Vice President Finance, Group

Dated: November 30, 2010

Exhibit 99.12

Trintech Group PLC

Court Meeting and EGM Results

Dublin, Ireland/Dallas, US – November 29, 2010 – Trintech Group Plc (NASDAQ: TTPA), a leading provider of integrated financial governance, risk management and compliance (GRC) solutions for commercial, financial and healthcare markets, announced that shareholders today voted in favour of the acquisition of Trintech by Cerasus II Limited (a company formed by Spectrum Equity Investors) by way of a scheme of arrangement. Trintech will now apply to the Irish High Court to set a date for the sanction hearing by the High Court. If, at that hearing, the High Court sanctions the Scheme without modification, it is expected that the Scheme will become effective shortly thereafter and the acquisition of Trintech by Cerasus II Limited will become effective. Further announcements will be made in due course.

The results of the resolutions put to the Court Meeting and the EGM held on 29 November 2010 were as follows:

Court Meeting

Resolution to approve the Scheme of Arrangement:

		In Person	By Proxy	Total
Present and Voting	Number of Shareholders	2	30	32
(Note 1)	Holding of Shares	316,110	21,521,098	21,837,208

For (Note 2)	Number of Shareholders	2	29	31
	Holding of Shares	316,110	20,423,858	20,739,968
	Percentage of shareholders voting	6.25%	90.63%	96.88%
	Percentage of Shares Voting	1.45%	93.53%	94.98%

Against	Number of Shareholders	0	1	1
	Holding of Shares	0	1,097,240	1,097,240
	Percentage of shareholders voting	0.00%	3.13%	3.13%
	Percentage of Shares Voting	0.00%	5.02%	5.02%

Withheld	Number of Shareholders	0	1	1
	Holding of Shares	0	147,402	147,402

Note 1: Where a Form of Proxy mandated that the vote be withheld, the proxy did not vote, and that member was not included as a member “present and voting” within the meaning of section 201(3) of the Companies Act 1963.

Note 2: Where a Form of Proxy allowed the Chairman discretion to vote, the Chairman exercised that discretion to vote in favour of the Scheme. The Chairman held Forms of Proxy allowing him discretion from 3 members holding in the aggregate 621 Ordinary Shares.

The total number of votes validly cast was 21,837,208; representing 64.5% of the Company’s issued share capital at close of business on the day before the Court Meeting.

EGM

The resolutions put to the Extraordinary General Meeting convened in accordance with the Notice of EGM set out at Part XI of the Scheme Document were passed, the details of the votes being as follows:

	Votes FOR	%	Votes AGAINST	%	Total Voted	Withheld
Resolution 1	20,739,968	94.98%	1,097,240	5.02%	21,837,208	147,402

Resolution 2 (special resolution)	20,739,706	94.99%	1,094,824	5.01%	21,834,530	150,080

Resolution 3	20,739,790	94.98%	1,095,040	5.02%	21,834,830	149,780

Resolution 4 (special resolution)	20,739,790	94.98%	1,097,240	5.02%	21,837,030	147,580

Resolution 5	20,738,388	94.98%	1,096,442	5.02%	21,834,830	149,780

About Trintech Group

Trintech Group Plc (NASDAQ: TTPA) is a leading global provider of integrated financial governance, risk management, and compliance (GRC) software solutions for commercial, financial, and healthcare markets. Trintech’s recognised expertise in reconciliation process management, financial data aggregation, revenue and cost cycle management, financial close, reporting, risk management, and compliance enables customers to gain greater visibility and control of their critical financial processes leading to better overall business performance.

For more information on how Trintech can help you increase confidence in business performance and reduce financial risk, please contact us online at www.trintech.com or at our principal business office in Addison, Texas, or through an international office in Ireland, the United Kingdom, or the Netherlands.

Trintech • 15851 Dallas Parkway, Suite 900 • Addison, TX 75001 • Tel 1 972 701 9802 Trintech UK Ltd. • Warnford Court, 29 Throgmorton St. • London EC2N2AT, UK • Tel +44 (0) 20 7628 5235 Trintech Technologies • Block C, Central Park • Leopardstown, Dublin 18, Ireland • Tel +353 1 293 9840 Trintech • Cypresbaan 9 • 2908 LT Capelle a/d Ijssel, The Netherlands • Tel +31 (0) 10 8507 474

This announcement does not constitute an offer or recommendation to purchase, sell, subscribe for or exchange or an invitation to purchase, sell, subscribe for or exchange any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed acquisition or otherwise. Any decision in relation to the scheme of arrangement and related proposals should be made only on the basis of the related documentation as and when issued.

The Directors of Trintech Group plc accept responsibility for the information contained in this announcement. To the best of their knowledge and belief (having taken all reasonable care to ensure such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Any person interested in 1% or more of any class of relevant securities of Trintech Group plc (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) may have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act 1997, Takeover Rules, 2007 (as amended) effective from the commencement of the offer period (being 21 September 2010).

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Unless otherwise stated, capitalised terms in this announcement have the meaning given to them in the scheme circular dated 2 November 2010.

Terms in quotation marks are defined in the Irish Takeover Rules, which can also be found on the Irish Takeover Panel’s website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Panel’s website at www.irishtakeoverpanel.ie or contact the Panel on telephone number +353 (0)1 678 9020; fax number +353 (0)1 678 9289.

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Any enquiries relating to this press release should be directed to the Company’s financial advisor at:

William Blair & Company

222 West Adams Street, Chicago, Illinois 60606

DDaul@williamblair.com

312.236.1600

Trintech Press Contact:

Dallas: Dave Tomlinson - Director, Marketing

Tel. +1 972 739-1611. Email: dave.tomlinson@trintech.com

This announcement has been issued through the Companies Announcement Service of

The Irish Stock Exchange